UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2021

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date	November 12, 2021	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

COMPLETE THE ISSUANCE OF NEW A SHARES

Reference is made to the circular dated 12 March 2021 (the “Circular”), the announcement of the poll results dated 29 March 2021 and the announcement dated 20 October 2021 of China Eastern Airlines Corporation Limited (the “Company”) in relation to, among others, the Non-public Issuance of A Shares by the Company. Unless otherwise indicated, terms used in this announcement shall have the same meanings as those defined in the Circular.

The Company convened the 2021 first Extraordinary General Meeting, the 2021 first H Shareholders Class Meeting and the 2021 first A Shareholders Class Meeting on 29 March 2021, during which relevant resolutions including the “Proposal for the Non-public Issuance of A Shares to a specific subscriber by China Eastern Airlines Corporation Limited” (the “Issuance Proposal”) were considered and approved. On 9 November 2021, the Company completed the issuance of A Shares to China Eastern Air Holding Company Limited (“CEA Holding”).

On 20 October 2021, the Company received the “Approval of Non-Public Issuance of Shares by China Eastern Airlines Corporation Limited” (CSRC Approval [2021] No. 3298) from the CSRC. The CSRC approved the Non-public Issuance of no more than 2,494,930,875 new shares by the Company. In the event that the total share capital changes as a result of conversion into share capital, the number of this issuance can be adjusted accordingly.

The Company confirmed 3 February 2021 as the Pricing Benchmark Date of the Non-public Issuance of A Shares and the issue price of RMB4.34 per A Share was calculated based on the Issuance Proposal.

The Company is pleased to announce that on 9 November 2021, the Company completed the issuance of 2,494,930,875 ordinary A Shares with a nominal value of RMB1.00 each at an issue price of RMB4.34 per A Share to CEA Holding. At the same time, the Company has successfully completed the relevant share subscription and closing with CEA Holding.

The shareholding structure before and immediately after the completion of the Non-public Issuance of A Shares is as follows:

	Before the completion			Immediately after the completion
	of the Non-public Issuance			of the Non-public Issuance
	of A Shares			of A Shares
	Number		Percentage	Number		Percentage
	of Shares		of Shares	of Shares		of Shares
CEA Holding and parties acting	5,530,243,960		33.76%	8,025,174,835		42.52%
in concert with it Note 1	(A Shares	)		(A Shares	)
	2,626,240,000		16.03%	2,626,240,000		13.91%
	(H Shares	)		(H Shares	)

Subtotal	8,156,483,960		49.80%	10,651,414,835		56.43%

JuneYao Group Note 2	1,120,273,142		6.84%	1,120,273,142		5.94%
	(A Shares	)		(A Shares	)
	558,769,777		3.41%	558,769,777		2.96%
	(H Shares	)		(H Shares	)

Subtotal	1,679,042,919		10.25%	1,679,042,919		8.90%

Other public Shareholders	4,552,214,324		27.79%	4,552,214,324		24.12%
	(A Shares	)		(A Shares	)
	1,991,768,000		12.16%	1,991,768,000		10.55%
	(H Shares	)		(H Shares	)

Subtotal	6,543,982,324		39.95%	6,543,982,324		34.67%

Total	16,379,509,203		100%	18,874,440,078		100%

Note 1:

As at the date of this announcement, CEA Holding and parties acting in concert with it held 10,651,414,835 shares of the Company in aggregate, representing approximately 56.43% of the total number of shares in issue of the Company, among which:

(i)	CEA Holding directly held 7,567,853,802 A Shares;

(ii)

CES Finance Holding Co., Limited directly held 457,317,073 A Shares. CES Finance Holding Co., Limited is a wholly-owned subsidiary of CEA Holding and is therefore presumed to be a party acting in concert with CEA Holding;

(iii)

CES Global Holdings (Hong Kong) Limited directly held 2,626,240,000 H Shares. CES Global Holdings (Hong Kong) Limited is a wholly-owned subsidiary of CEA Holding and is therefore presumed to be a party acting in concert with CEA Holding; and

(iv)	Mr. Li Yangmin directly held 3,960 A Shares in the capacity of beneficial owner. Mr. Li Yangmin is a director of CEA Holding and is therefore presumed to be a party acting in concert with CEA Holding.

Note 2:

As at the date of this announcement, JuneYao Group directly held 311,831,909 A Shares and indirectly held (i) 219,400,137 A Shares through Juneyao Airlines Co., Ltd.; (ii) 589,041,096 A Shares through Shanghai Jidaohang Enterprise Management Company Limited; (iii) 546,769,777 H Shares through Shanghai Juneyao Airline Hong Kong Limited; and (iv) 12,000,000 H Shares through Juneyao Airlines Co., Ltd. Therefore, JuneYao Group directly and indirectly held approximately 8.90% of the shares of the Company in aggregate. Thus, the shares held by it is regarded as being in public hands.

Note 3:	As of the date of this announcement, the public float is 43.57%.

Note 4:	Any discrepancies in this table between totals and sums of amounts listed in the table above are due to rounding.

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Company Secretary

Shanghai, the People’s Republic of China

10 November 2021

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman, President), Tang Bing (Director), Lin Wanli (Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director), Sun Zheng (Independent non-executive Director), Lu Xiongwen (Independent nonexecutive Director) and Jiang Jiang (Employee Representative Director).

As at the date of this announcement, the directors of CEA Holding include Liu Shaoyong (Chairman), Li Yangmin, Tang Bing, Chen Feihu, Li Hao, Lin Wanli, Wang Bin, Guo Jianfei, Wan Min, Zhou Yubo and Jiang Jiang.

The Directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than those relating to CEA Holding and parties acting in concert with it, and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statements in this announcement misleading.

The directors of CEA Holding jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than those relating to the Company, and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statements in this announcement misleading.